FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
X Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* DUNCAN, DAN L.	2. Issuer Name and Ticker or Trading Symbol ENTERPRISE PRODUCTS PARTNERS L.P. -- EPD (NYSE)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner X Officer (give title below) Other (specify below) CHAIRMAN
(Last) (First) (Middle) 2727 NORTH LOOP WEST, SUITE 700	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year March 19, 2003
(Street) HOUSTON, TX 77008		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
COMMON UNITS REPRESENTING LIMITED PARTNERSHIP INTERESTS								79,285,766	I(2)	By Enterprise Products Delaware Holdings L.P.
COMMON UNITS REPRESENTING LIMITED PARTNERSHIP INTERESTS								2,278,200	I(3)	By 1998 Trust
COMMON UNITS REPRESENTING LIMITED PARTNERSHIP INTERESTS								427,200	I(3)	By 1999 Trust
COMMON UNITS REPRESENTING LIMITED PARTNERSHIP INTERESTS								200,036	I(3)	By 2000 Trust
COMMON UNITS REPRESENTING LIMITED PARTNERSHIP INTERESTS								111,600	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
SUBORDINATED UNITS REPRESENTING LIMITED PARTNERSHIP INTERESTS(4)	One-for-one							5/1/03	None	Common Units	32,114,804	0	32,114,804	I	By Enterprise Products Delaware Holdings L.P.
EMPLOYEE UNIT OPTIONS - OBLIGATIONS TO SELL#	$9.00	3/19/03		M(5)		6,000		10/01/02	09/30/09	Common Units	6,000	0	30,042,968	I	By EPCO

Explanation of Responses:

(1) Copies of the powers of attorney under which this statement was executed on behalf of Dan L. Duncan, EPCO, EPC Partners II, Inc., and Enterprise Products Delaware General, LLC, the sole general partner of Enterprise Products Delaware Holdings L.P., are on file with the Commission.
(2) These Common Units are owned by Enterprise Products Delaware Holdings L.P., an indirect wholly-owned subsidiary of Enterprise Products Company ("EPCO"). Mr. Duncan owns 50.427% of the voting stock of EPCO.
(3) EPCO is the grantor of the Duncan Family 1998 Trust, formerly the Enterprise Products 1998 Unit Option Plan Trust (the "1998 Trust"); Enterprise Products Operating L.P. is the grantor of the EPOLP 1999 Grantor Trust (the "1999 Trust"); and EPCO is the grantor of the Duncan Family 2000 Trust, formerly the Enterprise Products 2000 Rabbi Trust (the "2000 Trust"). These three revocable trusts were established to acquire and hold Common Units.
(4) Each Subordinated Unit is convertible to one Common Unit upon the satisfaction of certain events.
(5) These options were exercised by an EPCO employee under the 1998 Unit Option Plan.

By: /s/ Dan L. Duncan John E. Smith, Attorney-in-Fact, on behalf of Dan L. Duncan(1) **Signature of Reporting Person	March 20, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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Joint Filer Information

Name: Enterprise Products Company
Address: 2727 North Loop West, Houston, TX 77008

Designated Filer: Dan L. Duncan
Issuer & Ticker Symbol: Enterprise Products Partners L.P. (EPD)
Date of Event Requiring Statement: 1/2/03

Signature:    /s/ John E. Smith, Assistant Secretary, on behalf of Enterprise Products Company

Name: EPC Partners II, Inc.
Address: 300 Delaware Avenue, Suite 900, Wilmington, DE 19801

Designated Filer: Dan L. Duncan
Issuer & Ticker Symbol: Enterprise Products Partners L.P. (EPD)
Date of Event Requiring Statement: 1/2/03

Signature:     /s/ John E. Smith, Attorney-in-Fact, on behalf of EPC Partners II, Inc.

Name: Enterprise Products Delaware General, LLC
Address: 300 Delaware Avenue, 9th Floor - DE 5403
 Wilmington, DE  19801

Designated Filer: Dan L. Duncan
Issuer & Ticker Symbol: Enterprise Products Partners L.P. (EPD)
Date of Event Requiring Statement: 1/2/03

Signature:     /s/ John E. Smith, Attorney-in-Fact on behalf of EPC Partners II, Inc.,
    As sole member of Enterprise Products Delaware General, LLC.

Name: Enterprise Products Delaware Holdings L.P.
Address: 300 Delaware Avenue, 9th Floor - DE 5403
 Wilmington, DE  19801

Designated Filer: Dan L. Duncan
Issuer & Ticker Symbol: Enterprise Products Partners L.P. (EPD)
Date of Event Requiring Statement: 1/2/03

Signature:     /s/ John E. Smith, Attorney-in-Fact, on behalf of Enterprise Products Delaware General, LLC                                                                 ]
   As sole general partner of Enterprise Products Delaware Holdings L.P.